October 17, 2014

Via Edgar Filing
Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Steiner Leisure Limited (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Quarter Ended March 31, 2014
Filed May 9, 2014
Form 10-Q for the Fiscal Quarter Ended June 30, 2014
Filed August 11, 2014
Response dated August 12, 2014
File No. 000-28972

Dear Mr. Spirgel:

This letter follows up a telephone conversation involving representatives of the Company and representatives of the staff on October 16, 2014 with respect to the staff’s comments regarding the above filings.  On that phone call, the Company was represented by the undersigned, Bob Boehm, Executive Vice President and General Counsel of the Company, and Rob Lazar, Vice President of Finance and Chief Accounting Officer of the Company.  On the call for the staff were Robert Littlepage, Kathleen Krabs, Robert Shapiro and Carlos Pacho.

This letter is being provided to you pursuant to the request of Mr. Shapiro that we summarize the agreements that were reached during that call between the staff and the Company with respect to disclosure of certain items in future filings by the Company.  Specifically, our telephone conversation followed up the staff comment and our response reflected below (the staff comment is from the staff’s September 2, 2014 letter to the Company and the Company’s response is from its September 8, 2014 letter to the staff):

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

Revenues, Spa Operations Revenue, page 19, and Income from Operations, page 20

1.
We note your response to comment 5.  However, we continue to believe the impact of the loss of the Celebrity Cruise Line (Celebrity) ships is material information that should be clearly discussed, in quantified detail, in all future filings.

In future filings, as applicable, we will be including a statement as follows in the period to period income from operations comparison:

The decrease in operating income (loss) in the Spa Operations segment attributable to the non-renewal of the Celebrity contract adversely impacted our earnings per share for the ______ quarter of  2014 by approximately $ 0.___ per share.

During the telephone call yesterday it was agreed as follows:

•
In future filings (as applicable), beginning with the Company’s quarterly report on Form10-Q for the quarter ended September 30, 2014 (the “Third Quarter 10-Q”), the Company will add enhanced narrative disclosure relating to the impact of the loss of the Celebrity contract in its description of “Revenues” in the comparative results section (the “Revenues Section”) of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).  Similar enhanced disclosure will be provided with respect to Income (Loss) from Operations in the comparative section of the MD&A (the “Operating Income Section”).

•
In future filings (as applicable), beginning with the Third Quarter 10-Q, clarified narrative disclosure will be provided for the Spa Operations segment with respect to factors other than the loss of the Celebrity contract causing changes in revenues and income from operations compared to the applicable prior period.

•
In future filings (as applicable), we will disclose the impact of the loss of the Celebrity contract on earnings per share for that quarter as well as the projected impact on earnings per share for the following quarter resulting from such lost contract.

•
In future filings (as applicable), in connection with the disclosure of the effects on earnings per share of the loss of the Celebrity contract, we will disclose how the indicated earnings per share amount was calculated.

Please let me know if you have any questions or comments on any of the foregoing.

Thank you for your attention to this matter.

Sincerely,

/s/ Stephen B. Lazarus
Stephen B. Lazarus
Executive Vice President
  and Chief Financial Officer